July 20, 2005

Mr. Don Walker
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Walker:

In response to your comment letter dated June 21, 2005, we submit the following information. Mackinac Financial Corporation (“Corporation”) disclosed in its December 31, 2004 Annual Report to Shareholders’ in Note 25, that additional legal expense may be incurred in connection with two shareholder derivative action lawsuits. In clarification of this comment, we offer the following additional information.

The lawsuits referred to were filed on behalf of the Corporation by a shareholder, in the first lawsuit against prior directors and management of the Corporation; and in the second lawsuit, against the Corporation’s former auditors, Wipfli, Ullrich, Bertelson, LLP (“Wipfli”). The derivative nature of these lawsuits, since they do not name Mackinac Financial Corporation as primary defendant, would result in any ultimate recovery from the suits, net of the plaintiff’s legal costs, to be paid for the benefit of the Corporation.

The costs incurred by the Corporation in 2004 include the expenses of its council acting as respondent to the individual lawsuits. Expenses incurred in 2004 also included the investigatory work performed by an independent attorney hired by the Corporation to investigate the claims against the directors and officers, and also costs of another law firm to validate direct legal expenses incurred by the directors and officers in their own defense. The Corporation recognized all of these costs, as incurred, in the 2004 results of operations. The total legal costs recognized in 2004, related to the derivative action lawsuits, were approximately $300,000. We believe there will be no material adverse effect on the Corporation’s financial position or results of operations as a result of these lawsuits. The Corporation expects to incur no losses as a result of these derivative lawsuits, however, will incur legal costs to monitor and respond to court inquiries. The Corporation will also expend legal costs to seek court approval to replace Damon Trust, the original plaintiff, as plaintiff in the Wipfli suit. If the court favorably rules on this action, then the Corporation may incur additional costs in pursuit of claims against Wipfli.

The costs anticipated in future periods referred to, within the context of the legal disclosure in Note 25, relate to the legal expenses incurred by the Corporation to monitor and respond to court inquiries in all matters concerning these lawsuits. The Corporation has also incurred legal costs in an attempt to replace Damon as the plaintiff in regards to the Wipfli derivative lawsuit. The anticipated costs related to these derivative action suits are not expected to be material in their entirety; however could be as high as $375,000 in total for 2005. The costs associated with these lawsuits will be expensed as incurred.

The Corporation intends to revise its legal disclosure in future periods. Following is an example of the added disclosure. “The Corporation has incurred legal costs in the monitoring and in response to court inquiries concerning these derivative action suits for the three months ended June 30, 2005, amounting to $46,000 and for the six month period ended June 30, 2005, of $145,000. The Corporation anticipates that the additional legal costs related to these lawsuits for the remainder of 2005 will be immaterial in total; however, could be as high as $230,000.

In response to the comment letter from the SEC, the Corporation further acknowledges that it is responsible for both the adequacy and accuracy of all disclosures in its filings. The Corporation recognizes that SEC staff comments or changes to the Corporation’s disclosure in response to SEC staff comments do not foreclose the Commission from taking action with respect to its filing. The Corporation also acknowledges that it may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The information above is furnished in response to the Securities and Exchange comment letter dated June 21, 2005 which was addressed to Mr. Paul D. Tobias.

Very truly yours,

Ernie R. Krueger
Senior Vice President / Controller

ERK/dlw